SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549



# FORM 6-K

**Report of Foreign Private Issuer**
**Pursuant to Rule 13a-16 or 15d-16 of the**
**Securities Exchange Act of 1934**

**For the month of March, 2002**

# BOARDWALK EQUITIES INC.



**Suite 200, 1501 – 1 Street S.W.**
**Calgary, Alberta, Canada T2R 0W1**
(address of principal executive offices)

Commission File Number: **1-15162**

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F______ Form 40-F__✓__

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes______ No__✓__

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):____________]

## DOCUMENTS FURNISHED HEREUNDER:

1. Notice of Meeting and Record Date for Annual General Meeting to be held April 30, 2002.

2. Notice of Meeting, Management Information Circular and Proxy with respect April 30, 2002 Annual General Meeting.

3. Toronto Stock Exchange Changes in Capital Structure of Listed Companies (Employee Stock Options and Stock Purchase Plans, Options for Services and Related Matters), together with detailed listing of specific options issued, cancelled or exercised, with respect to optionholders of the registrant for the month of March, 2002.

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

**BOARDWALK EQUITIES INC.**

April 24, 2002

By: ______________________________

Roberto Geremia
Senior Vice-President Finance and
Chief Financial Officer

Computershare

600, 530-8th Avenue S.W., Calgary, AB T2P 3S8 Tel.: (403) 267-6800 Fax: (403) 267-6529

February 28, 2002

Alberta Securities Commission
British Columbia Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Quebec Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Prince Edward Island Securities Commission
Newfoundland Securities Commission

Toronto Stock Exchange
New York Stock Exchange

Dear Sirs:

**Subject: Boardwalk Equities Inc.**

We advise the following with respect to the upcoming Meeting of Shareholders for the subject Corporation:

| | | |
|---|---|---|
| 1. | Meeting Type: | Annual & Special |
| 2. | Security Description of Voting Issue: | Common |
| 3. | CUSIP Number: | 096 613 104 |
| 4. | Record Date: | March 25, 2002 |
| 5. | Meeting Date: | April 30, 2002 |
| 6. | Meeting Location: | Calgary, AB |

Yours truly,
COMPUTERSHARE TRUST COMPANY OF CANADA

"signed by"
Jody L. Wood
Stock Transfer Services

cc: Boardwalk Equities Inc.
Attention: Rob Gerimia

**BOARDWALK EQUITIES INC.**

**NOTICE OF THE ANNUAL AND SPECIAL MEETING OF THE SHAREHOLDERS TO BE HELD ON APRIL 30, 2002**

**TO THE SHAREHOLDERS:**

NOTICE IS HEREBY GIVEN that the Annual and Special Meeting (the "**Meeting**") of the holders of Common Shares (the "**Shareholders**") in the capital of Boardwalk Equities Inc. (the "**Corporation**") will be held at the Calgary Petroleum Club, 319 – 5th Avenue S.W., Calgary, Alberta, on April 30, 2002, at the hour of 3:00 p.m. (Calgary time) for the following purposes:

1. To elect directors for the ensuing year.

2. To appoint the auditors for the ensuing year.

3. To consider, and, if thought fit, approve a Shareholder Rights Plan for the Corporation.

4. To approve certain amendments to the Corporation's Stock Option Plan and to ratify certain stock option grants; and

5. To transact such other business, if any, as may properly come before the Meeting or any adjournment or adjournments thereof.

The specific details of the matters proposed to be put before the Meeting are included in the Management Information Circular dated as of March 25, 2002, (the "**Circular**") which accompanies this Notice.

Each person who is a holder of Common Shares of record at the close of business on March 25, 2002 will be entitled to notice of, and to attend and vote at the Meeting, provided that, to the extent such a shareholder transfers the ownership of any of his shares subsequent to that date and the transferee of those shares establishes that he owns such shares and demands, not later than 10 days before the Meeting, that his name be included in the list of shareholders entitled to vote at the Meeting, such transferee is entitled to vote such shares at the Meeting.

Shareholders of the Corporation who are unable to attend the Meeting in person are requested to date and sign the enclosed form of proxy and to mail it to or deposit it at Computershare Trust Company of Canada at 530 – 8th Avenue S.W., Calgary, Alberta, T2P 3S8. In order to be valid and acted upon at the Meeting, instruments of proxy must be returned to the aforesaid address not less than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, preceding the time appointed for the Meeting or any adjournment thereof.

DATED this 25th day of March, 2002, at Calgary, Alberta.

**BY ORDER OF THE BOARD OF DIRECTORS**

(Signed) "Stuart M. Olley"
Secretary

## BOARDWALK EQUITIES INC.

## MANAGEMENT INFORMATION CIRCULAR FOR THE ANNUAL AND SPECIAL MEETING OF THE SHAREHOLDERS TO BE HELD ON APRIL 30, 2002

**Shareholders who do not hold their shares in their own name as registered shareholders, should read "Advice to Beneficial Shareholders" within for an explanation of their rights.**

**This Management Information Circular (the "Circular") is provided in connection with the solicitation of proxies by management of Boardwalk Equities Inc.** (the "**Corporation**") for use at the Annual and Special Meeting of the holders of Common Shares of the Corporation (the "**Meeting**") to be held at the Calgary Petroleum Club, 319 – 5th Avenue S.W., Calgary, Alberta on Monday, the 30th day of April, 2002 at 3:00 p.m. (Calgary Time) and at any adjournment or adjournments thereof. The information contained herein is as of March 20th , 2002 (the "**Effective Date**") unless otherwise stated.

### SOLICITATION OF PROXIES

Management does not contemplate a solicitation of proxies otherwise than by mail. The costs thereof will be borne by the Corporation.

### RECORD DATE

The Corporation will prepare a list of shareholders of record at the close of business on March 25, 2002 (the "**Record Date**"). A holder of Common Shares of the Corporation named on that list will be entitled to vote the shares then registered in such holder's name, except to the extent that (a) the holder has transferred the ownership of any of his shares after that date, and (b) the transferee of those shares produces a properly endorsed share certificate, or otherwise establishes that he owns the shares, and demands not later than the close of business, ten days before the Meeting, that his name be included in the list of persons entitled to vote at the Meeting, in which case the transferee will be entitled to vote his shares at the Meeting.

Holders of Common Shares are entitled to one vote at the meeting for each Common Share held, except as otherwise provided herein.

### APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the enclosed form of proxy are the President and the Chief Financial Officer of the Corporation. A shareholder has the right to appoint a nominee (who need not be a shareholder) to represent him at the Meeting, other than the persons designated in the enclosed proxy form, by inserting the name of his chosen nominee in the space provided for that purpose on the form and deleting therefrom the names of the management nominees, or by completing another proper form of proxy. Such shareholder should notify the nominee of his appointment, obtain his consent to act as proxy and should instruct him on how the shareholder's shares are to be voted. In any case, the form of proxy should be dated and executed by the shareholder or his attorney authorized in writing, with proof of such authorization attached, where an attorney executed the proxy form.

A form of proxy will not be valid for the Meeting or any adjournment thereof unless it is completed, signed and delivered to Computershare Trust Company of Canada at 530 – 8th Avenue S.W., Calgary, Alberta, T2P 3S8 at least forty-eight (48) hours, excluding Saturdays, Sundays and holidays, before the time of the Meeting or any adjournment thereof. If the shareholder is a corporation, the form of proxy must be signed under its corporate seal and executed by a duly authorized officer or attorney of the Corporation.

In addition to revocation in any other manner permitted by law, a shareholder who has given a proxy may revoke it, any time before it is exercised, by instrument in writing executed by the shareholder or by his attorney authorized in writing and deposited either at the offices of Computershare Trust Company of Canada at the aforesaid address at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the chairman of the Meeting on the day of the Meeting or any adjournment thereof.

## ADVICE TO BENEFICIAL SHAREHOLDERS

Shareholders who do not hold their shares in their own name (referred to herein as "**Beneficial Shareholders**") are advised that only proxies from shareholders of record can be recognized and voted upon at the Meeting. Beneficial Shareholders who complete and return a proxy must indicate thereon the person (usually a brokerage house) who holds their shares as registered shareholder. Every intermediary (broker) has its own mailing procedure, and provides its own return instructions, which should be carefully followed. The form of proxy supplied to Beneficial Shareholders is identical to that provided to registered shareholders. However, its purpose is limited to instructing the registered shareholder on how to vote on behalf of the Beneficial Shareholder. **The Corporation will not accept instructions from Beneficial Shareholders and bears no responsibility for advising registered shareholders of voting instructions received from Beneficial Shareholders.**

All references to shareholders in this Circular and the accompanying form of Proxy and Notice of Meeting are to shareholders of record unless specifically stated otherwise. Where documents are stated to be available for review or inspection, such items will be shown upon request to registered shareholders who produce proof of their identity.

## VOTING OF PROXIES

The persons named in the enclosed form of proxy have been selected by the directors of the Corporation and have indicated their willingness to represent as proxy the shareholder who appointed them. Each shareholder may instruct his proxy how to vote his shares by completing the blanks on the proxy form.

Shares represented by properly executed proxy forms in favour of the person designated on the enclosed form will be voted or withheld from voting in accordance with the instructions given on the proxy forms. **IN THE ABSENCE OF SUCH INSTRUCTIONS, SUCH SHARES WILL BE VOTED "FOR" THE ELECTION AS DIRECTORS OF THOSE NOMINEES OF MANAGEMENT LISTED IN THE CIRCULAR; "FOR" THE APPOINTMENT OF DELOITTE & TOUCHE AS THE AUDITORS OF THE CORPORATION FOR THE PROPOSED AMENDMENTS TO THE CORPORATION'S STOCK OPTION PLAN; AND "FOR" THE ADOPTION OF THE RIGHTS PLAN.**

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments and variations to matters identified in the Notice of Meeting and with respect to any other matters which may properly come before the Meeting. At the Effective Date the management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting.

## VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Corporation has an authorized capital consisting of an unlimited number of Common Shares without nominal or par value, of which 49,560,581 Common Shares are issued and outstanding and 4,375,053 Common Shares are reserved for issuance on the exercise of stock options issued pursuant to the Corporation's stock option plan, as at the Effective Date of this Circular. In addition, the Corporation is authorized to issue an unlimited number of preferred shares, of which the Corporation has issued 5,604,956 Preferred Shares, Series I and 3,340,199, Series II in connection with certain recent property acquisitions. Those shares are non-voting, not entitled to receive dividends and redeemable at the option of the Corporation for a redemption price of $1.00 per share.

The following table lists those persons and companies who own of record or are known to the Corporation to own beneficially, directly or indirectly, more than 10% of the issued and outstanding Common Shares of the Corporation as at March 20, 2002.

| Name and Municipality of Residence | Type of Ownership | Number of Shares | Percentage of Common Shares |
|---|---|---|---|
| Boardwalk Properties Company Limited, Calgary, Alberta | of record | 16,400,000 | 33.09% |
| Fidelity Management & Research Company and Fidelity Management Trust Company | of record | 5,085,800 | 10.26% |

Boardwalk Properties Company Limited is a real estate holding company. It is owned 50% by Boardwalk Investment Limited (owned by Sam Kolias) and 50% by Park Place Holdings Ltd. (owned by Van Kolias).

## MATTERS TO BE ACTED ON AT THE MEETING

### 1. Election of Directors

Action is to be taken at the Meeting with respect to the election of directors. The Board of Directors presently consists of eight (8) members, each of whom retire from office at the Meeting. It is proposed that at the Meeting the shareholders of the Corporation fix the number of directors at nine, and that nine directors be elected to hold office until the next annual meeting or until their successors are elected or appointed.

IT IS THE INTENTION OF THE MANAGEMENT DESIGNEES, IF NAMED AS PROXY, TO VOTE FOR THE ELECTION OF THE FOLLOWING PERSONS TO THE BOARD OF DIRECTORS UNLESS OTHERWISE DIRECTED. MANAGEMENT DOES NOT CONTEMPLATE THAT ANY OF SUCH NOMINEES WILL BE UNABLE TO SERVE AS DIRECTOR. HOWEVER, IF FOR ANY REASON ANY OF THE PROPOSED NOMINEES DOES NOT STAND FOR ELECTION OR IS UNABLE TO SERVE AS SUCH, **THE MANAGEMENT DESIGNEES, IF**

**NAMED AS PROXY, RESERVE THE RIGHT TO VOTE FOR ANY OTHER NOMINEE IN THEIR SOLE DISCRETION UNLESS THE SHAREHOLDER HAS SPECIFIED IN HIS OR HER PROXY THAT HIS OR HER COMMON SHARES ARE TO BE WITHHELD FROM VOTING ON THE ELECTION OF DIRECTORS.**

The following information relating to the nominees as directors is based partly on the Corporation's records and partly on information received by the Corporation from said nominees, and sets forth the name and municipal address of each of the persons proposed to be nominated for election as a director, his current principal occupation, all other positions and offices in the Corporation held by him, the year in which he was first elected a director, and the number of Common Shares of the Corporation that he has advised are beneficially owned by him, directly or indirectly, or over which control or direction is exercised by him.

| Nominee as Directors | Position Presently Held | Principal Occupation | Director Since | Common Shares Beneficially Owned or Controlled as of March 20, 2002 |
|---|---|---|---|---|
| Paul J. Hill[(1)(2)]<br>Regina, Saskatchewan | Chairman of the Board, Director | President, Harvard Developments Inc., A Hill Company | October 6, 1994 | 20,000 |
| Ernest Kapitza[(1)(2)(3)]<br>Calgary, Alberta | Director | Consultant | March 1, 2001 | 3,500 |
| Sam Kolias<br>Calgary, Alberta | President, Chief Executive Officer and Director | President and Chief Executive Officer, Boardwalk Equities Inc. | Incorporation | 8,200,000[(4)] |
| Van Kolias<br>Calgary, Alberta | Senior Vice-President and Director | Senior Vice-President, Quality Control, Boardwalk Equities Inc. | Incorporation | 8,200,000[(4)] |
| Jon Love<br>Toronto, Ontario | Director | Former Director, President and CEO of Oxford Properties Group Inc. | February 19, 2002 | 4,900 |
| Al W. Mawani<br>Thornhill, Ontario | Nominee | Currently Vice-President, IPS Industrial Promotion Services Ltd. Formerly Executive Vice President, Business Development and Chief Financial Officer of Oxford Properties Group Inc. | N/A | 1,000 |
| David V. Richards[(1)(2)]<br>Calgary, Alberta | Director | President, Network Capital Inc. | June 22, 1995 | 3,000 |
| Kevin Screpnechuk<br>Calgary, Alberta | Senior Vice-President and Director | Senior Vice-President, Rental Operations, Boardwalk Equities Inc. | July 21, 1993 | 264,180 |
| Michael D. Young[(2)(3)]<br>Dallas, Texas | Director | Managing Director, CIBC Wood Gundy Securities Inc. | September 18, 1997 | 42,700 |

Notes:

(1) *Member of the Audit Committee*
(2) *Member of the Compensation Committee*
(3) *Member of Corporate Governance Committee*
(4) *16,400,000 Common Shares are owned by Boardwalk Properties Company Limited, a private real estate holding company. Boardwalk Properties Company Limited is owned 50% by Boardwalk Investment Limited (owned by Sam Kolias) and 50% by Park Place Holdings Ltd. (owned by Van Kolias).*

2. **Appointment of Auditors**

The management designees, if named as proxy, intend to vote for the appointment of Deloitte & Touche, as the auditors of the Corporation, to hold office until the next Annual Meeting of the Shareholders, at a remuneration to be fixed by the board of directors. Deloitte & Touche have been the auditors of the Corporation since October, 1995.

3. **Adoption of Shareholder Rights Plan**

At the Meeting, Shareholders will be asked to approve, ratify and confirm the Corporation's shareholder rights plan (the "**Rights Plan**"), the terms and conditions of which are set out in the shareholder rights plan agreement dated and effective December 24, 2001, as amended and restated on March 20, 2002, (the "**Rights Agreement**") between the Corporation and Computershare Trust Company of Canada (the "**Rights Agent**").

All capitalized terms (and other defined terms) that are not otherwise defined in this Circular and used under the heading "*MATTERS TO BE ACTED ON AT THE MEETING - Adoption of Shareholder Rights Plan*" have the meanings ascribed to them in the Rights Agreement. Copies of the Rights Agreement may be obtained by Shareholders prior to the Meeting from the Corporation's Chief Financial Officer at the Corporation's head office located at 200, 1501 – 1st Street S.W., Calgary, Alberta T2R 0W1 or from the Rights Agent, at no charge upon request. Copies of the Rights Plan can also be obtained from the Corporation's website, www.bwalk.com.

The Rights Plan and the Rights Agreement have been unanimously adopted by the Board of Directors of the Corporation and upon execution thereof became effective on December 24, 2001. Under the Rights Plan, Shareholders received, for each Common Share issued and outstanding at the close of business on January 3, 2002, one right to purchase a previously unissued Common Share (a "**Right**"), under the circumstances and on the terms described in the Rights Agreement.

The Corporation, prior to the drafting of this Circular, engaged Fairvest Corporation, a division of Institutional Shareholder Services, to review the Rights Plan in accordance with Fairvest's guidelines relating to Canadian rights plans, for which Fairvest was paid a fee. After reviewing the Rights Plan, Fairvest suggested certain modifications to the Rights Plan, which have been made to the Rights Plan. The Rights Plan, with these recommended modifications incorporated, is summarized in this Circular.

*Confirmation by Shareholders*

In order to continue beyond the date of the Meeting, the Rights Plan (and the Rights Agreement) must be confirmed by a resolution of the majority of the votes cast by Independent Shareholders, present in person and by proxy at the Meeting. The full text of the proposed resolution to confirm the Rights Plan, the Rights Agreement and the rights distributed pursuant thereto is attached as Schedule "A" to this Circular. The TSE, and The New York Stock Exchange (the "NYSE"), the two exchanges on which the Common Shares are listed for trading, has accepted notice from the Corporation of the issue of the Rights and the Common Shares issuable on the exercise of the Rights, subject to shareholder ratification of the Rights Plan at the Meeting. The TSE and NYSE have conditionally agreed to list the Rights and any Common Shares issued on exercise of the Rights.

The persons named in the enclosed form of proxy, if named as proxy, intend to vote in favour of the resolution regarding the Rights Plan unless a shareholder has specified in his proxy that his shares are to be voted against such resolution.

*Recommendation of the Board of Directors*

In adopting the Rights Plan, the Board of Directors considered the appropriateness of establishing a shareholder rights plan and concluded, for the reasons discussed below, that it was in the best interests of the Corporation and favourable to maximizing shareholder value to adopt the Rights Plan. **Accordingly, the Board of Directors unanimously recommends that Shareholders of the Corporation ratify, confirm and approve the Rights Agreement by voting in favour of the resolution set forth in Schedule "A" to this Circular.**

*Purpose of the Rights Plan*

The Board of Directors has implemented a shareholder rights plan to ensure that, to the extent possible, in the context of a bid for control of the Corporation through an acquisition of outstanding Common Shares, Shareholders will be treated equally and fairly and will receive full value for their shares.

In deciding to implement the Rights Plan, the Board of Directors considered the widely held view that existing securities legislation provides too short a response time to a company that is the subject of an unsolicited bid for control. Also of concern to the Board of Directors is the possibility that, under existing securities laws, the Shareholders could be treated unequally in the context of a bid for control. These concerns are described in more detail below.

The Rights Plan was not adopted in response to, or in anticipation of, any pending or threatened takeover bid, nor to deter take-over bids generally. Rather, the objective of the Rights Plan is to give adequate time for shareholders to properly assess a bid without undue pressure, for the Board of Directors to consider value-enhancing alternatives, and to allow competing bids to emerge. In addition, the Rights Plan has been designed to provide Shareholders of the Corporation with equal treatment in a bid for control of the Corporation.

In adopting the Rights Plan, the Board of Directors considered the following concerns about the existing legislative framework governing take-over bids. Under provincial securities legislation, a take-over bid generally means an offer to acquire voting or equity shares of a company that, together with shares already owned by the bidder and certain parties related to, or acting with, the bidder, amount to 20% or more of the outstanding shares.

1. *Time.* Current legislation permits a take-over bid to expire in 35 days in Canada. The Board of Directors is of the view that this is not sufficient time to permit the Corporation or the Shareholders to consider a take-over bid and to make a reasoned and unhurried decision. The Rights Plan provides a mechanism whereby the minimum expiry period for a Take-over Bid must be 60 days after the date of the bid and the bid must remain open for a further period of 10 Business Days after the Offeror publicly announces that the shares deposited or tendered and not withdrawn constitute more than 50% of the Voting Shares outstanding held by Independent Shareholders (generally, Independent Shareholders means Shareholders other than the Offeror or Acquiring Person). The Rights Plan is intended to provide Shareholders with adequate time to properly evaluate the offer and to provide the Board of Directors with sufficient time to explore and develop alternatives for maximizing Shareholder value. Those alternatives could include, if deemed appropriate by the Board of Directors, the identification of other potential bidders, the conducting of an orderly auction, or the development of a corporate restructuring alternative to enhance Shareholder value.

2. *Pressure to Tender.* A Shareholder may feel compelled to tender to a bid which the Shareholder considers to be inadequate out of a concern that failing to tender may result in the Shareholder being left with illiquid or minority discounted shares in the Corporation. This is particularly so in the case of a partial bid for less than all shares of a class where the bidder wishes to obtain a control position but does not wish to acquire all of the Voting Shares. The Rights Plan provides a shareholder approval mechanism in the Permitted Bid provision (described under the subheading "*Summary of the Rights Plan - Permitted Bid and Competing Bid*") which is intended to ensure that a Shareholder can separate the tender decision from the approval or disapproval of a particular take-over bid. By requiring that a bid remain open for acceptance for a further 10 Business Days following public announcement that more than 50% of the Voting Shares held by Independent Shareholders have been deposited, a Shareholder's decision to accept a bid is separated from the decision to tender, lessening the undue pressure to tender typically encountered by a shareholder of a company that is the subject of a take-over bid.

If an acquiror determines not to meet the requirements of a Permitted Bid, the Board of Directors may, through the opportunity to negotiate with the acquiror, be able to influence the fairness of the terms of the take-over bid or tender offer. **Shareholders are advised that the adoption of the Rights Plan may preclude the consideration or acceptance of offers which do not meet the requirements of a Permitted Bid.**

3. *Unequal Treatment.* While existing securities legislation has addressed many concerns of unequal treatment, there remains the possibility that control of a company may be acquired pursuant to a private agreement in which a small group of shareholders disposes of shares at a premium to market price which premium is not shared with the other shareholders. In addition, a person may slowly accumulate shares through stock exchange acquisitions which may result, over time, in an acquisition of control without payment of fair value for control or a fair sharing of a control premium among all shareholders. The Rights Plan addresses these concerns by applying to all acquisitions resulting in the acquiror beneficially holding greater than 20% of the Voting Shares, to better ensure that Shareholders receive equal treatment.

*General Impact of the Rights Plan*

In the past, shareholder rights plans have been criticized by some commentators on the basis that they may serve to deter take-over bids, to entrench management, and to place in the hands of boards of directors, rather than shareholders, the decision as to whether a particular bid for acquisition of control is acceptable. Critics of some shareholder rights plans have also alleged that they cast a needlessly wide net, thereby increasing the likelihood of an inadvertent triggering of the plan, while at the same time deterring shareholders from participating in legitimate corporate governance activities.

The Board of Directors has considered these concerns, and believes that they have been addressed in the Rights Plan. The Board of Directors believes that the Rights Plan does not adversely limit the opportunity for Shareholders to dispose of their shares through a take-over bid or tender offer for the Corporation which provides fair market value to all Shareholders.

It is not the intention of the Board of Directors in adopting the Rights Plan to secure the continuance of existing directors or management in office, nor to avoid a bid for control of the Corporation. For example, through the Permitted Bid mechanism, described in more detail below, Shareholders may tender to a bid which meets the Permitted Bid criteria without triggering the Rights Plan, regardless of the acceptability of the bid or offer to the Board of Directors. Furthermore, even where a bid or offer does not meet the Permitted Bid criteria, the Board of Directors continues to be bound to consider fully and fairly any bid or offer for the Common Shares in any exercise of its discretion to waive application of the Rights Plan or redeem the Rights. In discharging that responsibility, the Board of Directors must act honestly and in good faith with a view to the best interests of the Corporation and its Shareholders. In certain circumstances, the Board of Directors must get prior Shareholder approval to effect a redemption or waiver.

The Rights Plan does not preclude any Shareholder from utilizing the proxy mechanism of the *Business Corporations Act* (Alberta) to promote a change in the management or direction of the Corporation, and has no effect on the rights of holders of outstanding Common Shares to requisition a meeting of Shareholders, in accordance with the provisions of applicable corporate and securities legislation, or to enter into agreements with respect to voting their Common Shares. The definitions of "**Acquiring Person**" and "**Beneficial Ownership**" have been developed to minimize concerns that the Rights Plan may be inadvertently triggered or triggered as a result of an overly-broad aggregating of holdings of institutional Shareholders and their clients.

The Board of Directors believes that the dominant effect of the Rights Plan will be to enhance Shareholder value, and ensure equal treatment of all Shareholders in the context of an acquisition of control.

The Rights Plan does not interfere with the day-to-day operations of the Corporation. The initial issuance of the Rights does not in any away alter the financial condition of the Corporation, impede its business plans or alter its financial statements. In addition, the Rights Plan is initially not dilutive and is not expected to have any effect on the trading of Common Shares. However, if a Flip-in Event occurs and the Rights separate from the Common Shares, as described in the summary below, reported earnings per share and reported cash flow per share on a fully-diluted or non-diluted basis may be affected. In addition, holders of Rights not exercising their Rights after a Flip-in Event may suffer substantial dilution.

The Rights Plan may, however, increase the price to be paid by a potential Offeror to obtain control of the Corporation and may discourage certain transactions, including Take-over Bids for less than all the Voting Shares of the Corporation. Accordingly, the Rights Plan may deter some Take-over Bids.

*Recent Developments*

The Board of Directors believes that the results of several recent unsolicited take-over bids in Canada demonstrate that shareholder rights plans can enhance shareholder value without removing the ultimate decision from the shareholders. In a number of instances since 1995, a change of control was achieved following an unsolicited bid in circumstances where the ultimately successful bid was substantially better than the original offer made by the bidder. There can be no assurance, however, that the Rights Plan, if approved, would serve to cause a similar result.

In recent decisions, applicable securities regulatory authorities have indicated that the board of directors of a company confronted with an unsolicited take-over bid will not be allowed to maintain a shareholder rights plan indefinitely to keep a bid from the shareholders; however, these decisions also indicate that so long as the board of directors is actively and realistically seeking value-maximizing alternatives, shareholder rights plans may serve a legitimate purpose.

Shareholder rights plans have been adopted by a large number of publicly held corporations in Canada and the United States. The terms of the Rights Plan, set forth in the Rights Agreement, are substantially similar to those recently adopted by other Canadian corporations.

*Summary of the Rights Plan*

The following is a summary description of the general operation of the Rights Plan under the Rights Agreement. **This summary is qualified in its entirety by reference to the text of the Rights Agreement.**

The Rights Plan uses the mechanism of the Permitted Bid to ensure that a person seeking control of the Corporation allows Shareholders and the Board of Directors sufficient time to evaluate the bid. The purpose of the Permitted Bid is to allow a potential bidder to avoid the dilutive features of the Rights Plan by making a bid in conformity with the conditions specified in the Permitted Bid provisions. If a person makes a Take-over Bid that is a Permitted Bid, the Rights Plan will not affect the transaction in any respect.

The Rights Plan should not deter a person seeking to acquire control of the Corporation if that person is prepared to make a Take-over Bid pursuant to the Permitted Bid requirements or is prepared to negotiate with the Board of Directors. Otherwise, a person will likely find it impractical to acquire 20% or more of the outstanding common shares because the Rights Plan will substantially dilute the holdings of a person or group that seeks to acquire such an interest other than by means of a Permitted Bid or on terms approved by the Board of Directors. When a person or group or their transferees become an Acquiring Person, the Rights Beneficially Owned by those persons become void thereby permitting their holdings to be diluted. The possibility of such dilution is intended to encourage such a person to make a Permitted Bid or to seek to negotiate with the Board of Directors the terms of an offer which is fair to all Shareholders.

<u>The Rights</u>

One Right has been issued by the Corporation for each Common Share outstanding at the close of business on January 3, 2002 and one Right will be issued for each Common Share issued thereafter, prior to the earlier of the Separation Time and the Expiry Time. Prior to a Flip-in Event occurring, each Right entitles the registered holder thereof to purchase from the Corporation one previously unissued Common

Share at the exercise price of $60 (Cdn.), subject to adjustment and certain anti-dilution provisions (the "**Exercise Price**"). The Rights are not exercisable until the Separation Time. If a Flip-in Event occurs, each Right entitles the registered holder to receive, upon payment of the Exercise Price, Common Shares having an aggregate Market Price equal to twice the Exercise Price.

Trading of Rights

Until the Separation Time (or the earlier termination or expiry of the Rights), the Rights are evidenced only by outstanding Common Share certificates and are transferable only with the associated Common Shares. Until the Separation Time (or earlier termination or expiry of the Rights), each new share certificate issued, upon transfer of outstanding Common Shares or the issuance of additional Common Shares, will display a legend incorporating the terms of the Rights Agreement by reference. As soon as practicable after the Separation Time, separate certificates evidencing the Rights (the "**Rights Certificates**"), together with a disclosure statement prepared by the Corporation describing the Rights, will be mailed to each holder of record of Common Shares (other than an Acquiring Person) as of the Separation Time. Rights Certificates will also be issued in respect of Common Shares issued prior to the Expiry Time, to each holder (other than an Acquiring Person) converting, after the Separation Time, securities convertible into or exchangeable for Common Shares ("**Convertible Securities**"). After the Separation Time, the Rights Certificates alone will evidence the Rights, and the Rights will trade separately from the Common Shares.

Separation Time

The Rights will separate and trade apart from the Common Shares after the Separation Time. Separation Time means the close of business on the 10th business day after the earlier of (i) the Stock Acquisition Date, which is generally the first date of public announcement of facts indicating that a person has become an Acquiring Person, and (ii) the commencement of, or first public announcement or advertisement of the intent of any person (other than the Corporation or any Subsidiary of the Corporation) to commence, a Take-over Bid (other than a Permitted Bid or a Competing Bid, so long as such bid continues to satisfy the requirements of a Permitted Bid or Competing Bid, or a Take-over Bid in respect of which the Board of Directors has determined to waive the application of the Rights Plan). In either case, the Separation Time can be such later Business Day as may from time to time be determined by the Board of Directors. If a Take-over Bid expires, is cancelled, terminated or otherwise withdrawn prior to the Separation Time, the Separation Time is deemed never to have been made.

Acquiring Person

In general, an Acquiring Person is a Person who becomes the Beneficial Owner of 20% or more of the Corporation's outstanding Common Shares and any other shares in the share capital or any voting interest of the Corporation entitled to vote generally on the election of directors ("**Voting Shares**"). Currently, no Voting Shares other than the Common Shares are outstanding. Excluded from the definition of "Acquiring Person" are the Corporation and its Subsidiaries, and any Person who becomes the Beneficial Owner of 20% or more of the outstanding Voting Shares as a result of one or any combination of a Corporate Acquisition, a Permitted Bid Acquisition, an Exempt Acquisition, a Corporate Distribution or a Convertible Security Acquisition. The definitions of "**Corporate Acquisition**", "**Permitted Bid Acquisition**", "**Exempt Acquisition**", "**Corporate Distribution**" and "**Convertible Security Acquisition**" are set out in the Rights Agreement; however, in general:

1. a "**Corporate Acquisition**" means an acquisition or redemption by the Corporation of Voting Shares which increases the proportionate number of Voting Shares of a Shareholder to 20% or more;

2. a "**Corporate Distribution**" means an acquisition of Voting Shares pursuant to a dividend reinvestment plan, share purchase plan, stock dividend, a stock split or other similar event pursuant to which a Person receives or acquires Voting Shares on the same pro-rata basis as all of the holders of Voting Shares of the same class. It also means the acquisition or exercise of Voting Share purchase rights distributed pursuant to a rights offering or a public or private distribution of Voting Shares or Convertible Securities (including a conversion or exchange of such Convertible Securities) but only if the acquisition allows the acquirer to maintain its percentage holding of Voting Shares and only if such acquisition is made directly from the Corporation and not from any other person;

3. an "**Exempt Acquisition**" means a share acquisition in respect of which (i) the Board of Directors has waived the application of the Plan; (ii) which was made prior to the Record Time; (iii) which was made pursuant to a public offering of the Corporation's Securities, provided that the Person in question did not increase their percentage of Voting Shares or Convertible Securities to a number greater than they owned prior to such acquisition; (iv) which was made pursuant to a dividend reinvestment plan of the Corporation; or (v) which was made pursuant to a private placement by the Corporation of Voting Shares or Convertible Securities, provided such private placement received all necessary stock exchange approvals and the purchaser has not become the Beneficial Owner of 25% of the Voting Shares outstanding immediately prior to such private placement;

4. a "**Permitted Bid Acquisition**" means an acquisition of Voting Shares made pursuant to a Permitted Bid or a Competing Bid; and

5. a "**Convertible Security Acquisition**" means a Voting Share acquisition pursuant to the exercise of Convertible Securities previously acquired under a Permitted Bid Acquisition, Exempt Acquisition or a Corporate Distribution.

Also excluded from the definition of "**Acquiring Person**" are underwriters acting in connection with a distribution of securities to the public pursuant to a prospectus or a private placement. Finally, a "**Grandfathered Person**", being a Shareholder who Beneficially Owns 20% or more of the outstanding Common Shares as of the Record Time, is not an "Acquiring Person" so long as such Grandfathered Person does not acquire more than another 1% of the outstanding Voting Shares. Other than Boardwalk Properties Company Limited, a corporation equally controlled by Messrs. Sam and Van Kolias, the Corporation is not aware of any Person who was the Beneficial Owner of more than 20% of the outstanding Common Shares when the Rights Plan was adopted by the Board of Directors.

<u>Beneficial Ownership</u>

In general, a Person is deemed to Beneficially Own securities actually held by the Person and others in circumstances where those holdings are or should be grouped together for purposes of the Rights Plan. Included are holdings by the Person's Affiliates (generally, a person that controls, is controlled by, or under common control with another person) and Associates (generally, relatives sharing the same residence). Also included are securities which the Person or any of the Person's Affiliates or Associates acquires on exercise of Convertible Securities or has the right to acquire within 60 days other than customary agreements with and between underwriters and banking group or selling group members with respect to a distribution of securities, and other than pledges of securities in the ordinary course of business.

A Person is also deemed to "Beneficially Own" any securities that are Beneficially Owned (as described above) by any other Person with which the Person is acting jointly or in concert.

The definition of "Beneficial Ownership" contains several exclusions whereby a Person is not considered to "Beneficially Own" a security. A Person is not deemed to be the Beneficial Owner of a security because the holder of such security has either: (i) agreed pursuant to a Permitted Lock-up Agreement to deposit or tender such security to a Take-over Bid made by such Person or such Person's Affiliate or Associate; or (ii) because such security has been deposited or tendered to a Take-over Bid made by such Person or such Person's Associates or Affiliates or by any other Person acting jointly or in concert with such Person, unless such security has been taken up and paid for. "Permitted Lock-up Agreement" is defined in the Agreement; however, generally a "Permitted Lock-up Agreement" is an agreement between a Person and one or more holders of Voting Shares or Convertible Securities (each a "**Locked-up Person**") to tender or deposit shares to a Take-over Bid (the "**Lock-up Bid**") which agreement permits the Locked-up Shareholder to terminate its obligation to tender or deposit to the Lock-up Bid in order to tender or deposit those shares to another Take-over Bid or support another transaction where either (i) price or value per Voting Share or Convertible Security under the other bid or transaction exceeds the price or value per Voting Share or Convertible Security under the Lock-up Bid, or (ii) the price or value to be received by a Locked-up Person under another Take-over Bid or other transaction exceeds the price or value under the Lock-up Bid by a specified minimum not higher than 7% of the price or value under the Locked-up Bid, provided that the other Take-over Bid is made for at least the same number of Voting Shares or Convertible Securities as the Lock-up Bid. Further, if the Lock-up Bid is not successful, the Locked-up Person must not be required to pay break-up fees, top-up fees, penalties or expenses or other amounts that exceed in the aggregate the greater of (i) the cash equivalent of 2½% of the price or value payable under the Lock-up Bid to the Locked-up Person; or (ii) 50% of the increase in the consideration to the Locked-up Person resulting from another Take-over Bid or other transaction.

There are other exceptions to the deemed "Beneficial Ownership" provisions for institutional shareholders acting in the ordinary course of business. These exceptions apply to (i) a fund manager ("**Fund Manager**") which holds securities in the ordinary course of business in the performance of its duties for the account of any other Person (a "**Client**"); (ii) a licensed trust corporation ("**Trust Company**") acting as trustee or administrator or in a similar capacity in relation to the estates of deceased or incompetent Persons (each an "**Estate Account**") or in relation to other accounts (each an "**Other Account**") and which holds such security in the ordinary course of its duties for such accounts; (iii) the administrator or the trustee (a "**Plan Administrator**") of one or more pension funds or plans (a "**Plan**"), or a Plan itself, registered under Canadian or U.S. law; (iv) an independent Person ("Statutory Body") established by statute for purposes that include, and the ordinary business or activity of such Person includes, the management of investment funds for employee benefit plans, pension plans and insurance plans of various public bodies and the Statutory Body holds such security for the purposes of its activities as such; or (v) an agency (the "**Crown Agency**") established by statute, and its ordinary business or activity includes the management of public assets. The foregoing exceptions only apply so long as the

Fund Manager, Trust Company, Statutory Body, Plan Administrator, Plan or Crown Agent is not then making or has not then announced an intention to make a Take-over Bid, other than an Offer to Acquire Voting Shares or other securities (X) by means of ordinary market transactions (including prearranged trades entered into in the ordinary course of business of such Person) executed through the facilities of a stock exchange or organized over-the-counter market, alone or acting jointly or in concert with any other Person, (Y) pursuant to a distribution by the Corporation, or (Z) by means of a Permitted Bid Acquisition.

Finally, a Person is not deemed to "Beneficially Own" a security because (i) the Person is a Client of the same Fund Manager, an Estate Account or an Other Account of the same Trust Corporation, or Plan with the same Plan Administrator as another Person or Plan on whose account the Fund Manager, Trust Corporation or Plan Administrator, as the case may be, holds such security; or (ii) the Person is a Client of a Fund Manager, an Estate Account, an Other Account of a Trust Corporation or a Plan, and the security is owned by the Fund Manager, Trust Corporation or Plan Administrator, as the case may be.

Flip-in Event

A Flip-in Event occurs when any Person becomes, alone or together with his or her Affiliates and Associates, an Acquiring Person. If, prior to the Expiry Time, a Flip-in Event which has not been waived occurs (refer to the subheading *"Waiver and Redemption"* below), each Right (except for Rights Beneficially Owned or which may thereafter be Beneficially Owned by an Acquiring Person; any Affiliate or Associate of an Acquiring Person; any Person acting jointly or in concert with an Acquiring Person or any Affiliate or Associate of such Acquiring Person; any Affiliate or Associate of such Person so acting jointly or in concert; or a direct or indirect transferee or other successor in title of such a Person, which Rights become null and void) constitutes the right to purchase from the Corporation, upon exercise thereof in accordance with the terms of the Plan, that number of Common Shares having an aggregate Market Price on the date of the Flip-in Event equal to twice the Exercise Price, for the Exercise Price (such Right being subject to anti-dilution adjustments). For example, if at the time of the Stock Acquisition Date the Exercise Price is $60 and the Market Price of the Common Shares is $12.00, the holder of each Right would be entitled to purchase Common Shares having an aggregate Market Price of $120 (that is, 10 Common Shares) for $60 (that is, a 50% discount from the Market Price).

Permitted Bid and Competing Bid

A Flip-in Event does not occur if a Take-over Bid is a Permitted Bid or a Competing Bid. A Permitted Bid is a Take-over Bid, made by means of a take-over bid circular, which also complies with the following provisions:

1. The Take-over Bid is made to all registered holders of Voting Shares (other than the Offeror);

2. The Take-over Bid contains, and the take-up and payment for Common Shares tendered or deposited are subject to, irrevocable and unqualified conditions that:

   a. no Voting Shares can be taken up or paid for pursuant to the Take-over Bid:

      i. prior to the Close of Business on a date which is not less than 60 days after the commencement date of the Take-over Bid; and

ii. unless at the Close of Business on the date of the first take-up of, or payment for, Voting Shares deposited or tendered pursuant to the Take-over Bid and not withdrawn constitute more than 50% of the outstanding Voting Shares held by Independent Shareholders;

b. unless the Take-over Bid is withdrawn, Voting Shares may be deposited pursuant to the Take-over Bid at any time prior to the Close of Business at the expiry of the 60-day period of time described above, the date of the first take-up of or payment for Voting Shares;

c. any Voting Shares deposited pursuant to the Take-over Bid may be withdrawn until the Close of Business on the date of the first take-up of, and payment for such Voting Shares; and

d. if more than 50% of the Voting Shares held by Independent Shareholders are deposited or tendered to the Take-over Bid and not withdrawn upon the first take-up of, and payment for, such Voting Shares, the Offeror will publicly announce that fact and the Take-over Bid will remain open for deposits and tenders of Voting Shares for not less than 10 Business Days after the date of such public announcement.

A Competing Bid is a Take-over Bid that is made after a Permitted Bid has been made but prior to its expiry, and satisfies all the requirements of a Permitted Bid, as described above, except that a Competing Bid is not required to remain open for 60 days so long as it is open until the later of 35 days after the date of the Competing Bid and the earliest date for take-up and payment of Shares under any other Permitted Bid then in existence, but only if more than 50% of the then outstanding Voting Shares held by Independent Shareholders in the Competing Bid have been deposited to the Competing Bid and not withdrawn.

Neither a Permitted Bid nor a Competing Bid need be approved by the Corporation's Board of Directors and may be taken directly to the Shareholders of the Corporation. Acquisitions of Voting Shares made pursuant to a Permitted Bid or a Competing Bid are "Permitted Bid Acquisitions" and do not give rise to a Flip-in Event.

Take-over Bid

A Take-over Bid is defined in the Rights Plan but, generally, it is as an offer to acquire Common Shares or securities convertible or exchangeable into Common Shares, where the Common Shares subject to the offer to acquire, together with the Common Shares into which the securities subject to the offer to acquire are convertible, exchangeable or exerciseable, along with the Offeror's Securities, constitute in the aggregate 20% or more of the outstanding Common Shares at the date of the offer.

Waiver and Redemption

1. *Redemption or Waiver with Security Holder Approval.* The Board of Directors, acting in good faith, may, with prior security holder approval, at any time before a Flip-in Event which has not already been waived: (i) elect to redeem all but not less than all of the then outstanding Rights at a nominal redemption price of $0.00001, appropriately adjusted in

accordance with the Rights Agreement (the "**Redemption Price**"); or (ii) determine to waive the application of the Rights Plan to a Flip-in Event that would occur as a result of a Take-over Bid made otherwise than by means of a take over bid circular to all Shareholders. In the event of such a waiver in accordance with (ii) above, the Board of Directors must extend the Separation Time to a date at least ten (10) Business Days subsequent to the meeting of Shareholders called to approve such waiver.

2. *Redemption upon Permitted Bid Acquisition.* If a Person acquires outstanding Common Shares pursuant to a Permitted Bid, a Competing Bid, or an Exempt Acquisition, including a Take-over Bid waived concurrently with all other bids, the Board of Directors is, immediately upon the consummation of the acquisition, deemed to have elected to redeem the Rights at the Redemption Price.

3. *Redemption of Rights on Withdrawal or Termination of Bid.* Where a Take-over Bid that is not a Permitted Bid or Competing Bid is withdrawn or otherwise terminated after the Separation Time and prior to the occurrence of a Flip-in Event, the Board of Directors may elect to redeem all the outstanding Rights at the Redemption Price. Upon the Rights being so redeemed, all the provisions of the Rights Plan continue to apply as if the Separation Time had not occurred and Rights Certificates had not been mailed, and the Separation Time is deemed not to have occurred.

4. *Waiver of Concurrent Bids.* The Board of Directors, acting in good faith, may, prior to the occurrence of the relevant Flip-in Event, upon prior written notice to the Rights Agent, waive the application of the Rights Plan to a Flip-in Event that may occur by reason of a Take-over Bid made by means of a Take-over Bid circular to all holders of record of Voting Shares. However, if the Board of Directors waives the application of the Rights Plan in such a case, the Board of Directors is deemed to have waived the application of the Rights Plan in respect of any other Flip-in Event occurring by reason of any Take-over Bid made by means of a Take-over Bid circular prior to the expiry of any bid for which a waiver is, or is deemed to have been, granted.

5. *Waiver of Inadvertent Acquisition.* The Board of Directors may, prior to the Close of Business on the tenth ($10^{th}$) Business Day after a Stock Acquisition Date, waive or agree to waive the application of the Rights Plan to a corresponding Flip-in Event if both the following conditions are met: (i) the Board of Directors has determined that a Person inadvertently, unintentionally and not knowingly became an Acquiring Person; and (ii) the Acquiring Person has reduced its Beneficial Ownership of Voting Shares (or has entered into an agreement with the Corporation, acceptable to the Board of Directors, to reduce its Beneficial Ownership within thirty (30) days from the date such agreement is entered into) to such a level that it has ceased to be an Acquiring Person by the time the waiver becomes effective.

If the Board of Directors elects or is deemed to have elected to redeem the Rights as described in paragraphs 1, 2 or 3 above, the right to exercise the Rights will thereupon, without further action and without notice, terminate and each Right will after redemption will be null and void, and the only right thereafter of the holders of Rights is to receive the Redemption Price. Within 10 Business Days of any such election or deemed election to redeem the Rights, the Corporation will notify the holders of the Common Shares or, after the Separation Time, the holders of the Rights by mail.

Anti Dilution Adjustments

The Exercise Price of a Right, the number and kind of securities subject to purchase upon exercise of a Right, and the number of Rights outstanding, will be adjusted in certain events, including:

1. if there is a stock dividend (other than pursuant to any dividend reinvestment plan) on the Common Shares, or a subdivision or consolidation of the Common Shares, or an issuance of Common Shares (or Convertible Securities) in respect of, in lieu of or in exchange for Common Shares; or

2. if the Corporation fixes a record date for the distribution to all holders of Common Shares of certain rights, options or warrants to all holders to (within 45 calendar days after such record date) acquire Common Shares (or shares having the same rights, privileges and preferences as Common Shares ("**Equivalent Shares**") or Convertible Securities (including securities convertible into Equivalent Shares), or for the making of a distribution to all holders of Common Shares of evidences of indebtedness, assets or cash (other than regular periodic cash dividends or stock dividends payable in Common Shares) or other securities.

No Adjustment in Exercise Price will be made unless it represents, on a cumulative basis with other unreflected adjustments, at least 1% change in the Exercise Price.

Supplements and Amendments

The following changes to the Rights Plan may be made by the Board of Directors after the Meeting without subsequent ratification by the holders of the Common Shares or, after the Separation Time, the holders of the Rights:

1. changes necessary to maintain the validity of the Rights Agreement and the Rights as a result of any change in any applicable legislation, regulation or rules; or

2. changes to cure any clerical or typographical error in the Rights Agreement.

Subject to the above exceptions, after the Meeting, any amendment, variation or deletion to or from the Rights Plan, is subject to the prior approval of the holders of Common Shares, or, after the Separation Time, the holders of the Rights.

Shareholder Review

At or prior to the first annual meeting of Shareholders following the third anniversary of the date of the Rights Agreement, the Board of Directors must submit to the Shareholders a resolution ratifying the continued existence of the Rights Plan. If a majority of Common Shares held by Independent Shareholders who vote in respect of such resolution are voted against the continued existence of the Rights Plan, the outstanding Rights automatically terminate. Otherwise, the Rights Plan, if ratified, confirmed and approved at the Meeting, and ratified after its third anniversary, will remain in force for an additional three years.

Vote Required

Shareholder ratification of the Rights Plan is not required by law but is required by the TSE and NYSE on which the Common Shares are listed. In addition, the Board of Directors has determined that it would not, in any event, allow the Rights Plan to remain in force without Shareholder approval. If the Rights Plan is not approved at the Meeting by the affirmative vote of holders of a majority of the Common Shares voted by Independent Shareholders present in person or represented by proxy, the Rights Plan (and the Rights distributed thereunder) will thereupon effectively become void and of no further force and effect.

## 4. Amendment to Stock Option Plan

At the Meeting, the Shareholders will be asked to consider and, if deemed advisable, approve certain amendments to the Corporation's stock option plan (the '**Stock Option Plan**") which authorizes the Board to issue stock options to directors, officers and employees who are in a position to contribute to the future success and growth of the Corporation. The Stock Option Plan was approved by both the Board and the Shareholders in 1993. It was amended, with the approval of the Shareholders, in 1996. Figures discussed herein have been adjusted to reflect a stock split in August, 1994 and a one for one stock dividend effective December 1, 1997.

As of March 20, 2002 stock options in respect of an aggregate of 10,143,636 options to acquire common shares have been granted pursuant to the Stock Option Plan. To date an aggregate of 3,084,889 common shares have been issued pursuant to the exercise of outstanding options and 2,683,694 options have been cancelled. Accordingly, as of March 20, 2002, there were stock options outstanding to purchase 4,375,053 Common Shares.

The Board wishes to increase the current limit on available stock options by 500,000 Common Shares and ratify the issuance of 1,007,195 Stock options granted to March 20, 2002. Options were granted to employees of the Corporation and senior executive officers. No options were granted to the President and Chief Executive Officer. Boardwalk has, since its inception, adopted a policy of compensating staff through options rather than cash salaries. Listed below is a summary of the number of Common Shares reserved for issuance pursuant to the Stock Option Plan, as well as options issued subject to ratification and the proposed increase in shares reserved for issuance pursuant to the stock option plan.

| | |
|---|---|
| Approved by Shareholders on November 1, 2000 | 9,136,441 |
| Stock options granted since inception of Stock Option Plan | 10,143,636 |
| Number of Common Shares reserved for options subject to ratification | 1,007,195 |
| Proposed increase in number of Common Shares reserved for options | 500,000 |

| | |
|---|---|
| Total stock options outstanding at March 20, 2002 | 4,375,053 |
| Total shares outstanding at March 20, 2002 | 49,560,581 |

| | |
|---|---|
| Percentage of stock options outstanding | 8.83%[1] |

The Board also wishes to further amend the Corporation's Stock Option Plan to insert provisions which address the eventuality of a take-over bid for the Common Shares of the Corporation. The Board is of the view that the current plan does not provide for such an eventuality, and as a result current holders of options to purchase Common Shares ("**Options**") under the Stock Option Plan are vulnerable in the event of a take-over bid. The proposed amendment would address the deficiency by providing that in the event of:

a. a sale by the Corporation of all of its assets to an arm's length person as defined in the *Income Tax Act* (Canada);

b. the acquisition by any person of more than 50% of the Common Shares or other securities carrying the right to vote on such matters as the election of directors (collectively, the "**Voting Shares**");

c. an amalgamation, arrangement or merger (a "**Combination**") of the Corporation with another entity not a wholly-owned subsidiary of the Corporation, and such Combination results in any person or group of persons acting jointly or in concert owning 51% of the issued and outstanding Voting Shares of the successor corporation of such Combination; the Chief Executive Officer ("**CEO**") of the Corporation not being the CEO of the successor corporation ; or if it is the type of Combination the Board of Directors of the Corporation determines would unfairly infringe on the rights of Optionees,

then the Options outstanding at that time can be exercised immediately, notwithstanding any other provision in the Stock Option Plan or the Optionee's stock option agreement, up to 90 days after an Optionee is given notice of one of the events referred to in a, b, or c above (the "**Events**"). Any Options not exercised within such 90 day period become subject to the original provisions governing their vesting prior to the occurrence of the particular Event giving rise to the accelerated vesting.

The proposed amendments also provide that in the event of a bona fide formal take-over bid, for Voting Shares or securities convertible into Voting Shares under applicable securities laws which would result in the offeror under such bid ultimately acquiring, or having rights to acquire, over 20% of the Voting Shares, then the Corporation must give notice of such bid to the holders of Options 14 days before the expiration of such bid. On receipt of such notice, an Optionee would have the right to immediately exercise their Options, notwithstanding any other contrary provision in the plan or their Option Agreements relating to vesting. Such ability to immediately exercise their Options would last until the earlier of the following dates:

a. the date the Options expire under the Optionee's Option Agreement; or

b. the date of the expiration of the bid.

[1] If the corporation were to issue the additional above noted reserve, the percentage of stock options outstanding would increase to 9.84% based on total shares outstanding on March 20, 2002.

Any exercise of Options pursuant to the accelerated vesting provision described above in the event of a take-over bid can only be for the purpose of tendering the Common Shares issued on exercise of such Options to the bid. The right to immediate exercise described above in the event of a formal take-over bid would also be subject to the further condition that if any Common Shares issued pursuant to an exercise of Options in the circumstance described above are not tendered to such bid or are not taken up and paid for by the offeror, such Common Shares will be deemed not to have been exercised and will be added back to the number of unexercised Options held by such Optionee, and all of the Options held by such Optionee, including those deemed not exercised, will be subject to the vesting provisions as they existed prior to the launching of the formal take-over bid.

At the Meeting, the Shareholders will be asked to consider and, if thought fit, to approve, with or without variation, a resolution to amend the Stock Option Plan in the manner described above and to ratify certain stock option grants made by the Corporation in the past year. The text of such resolution is attached to this Circular as Schedule "B".

In order for such resolution to be passed, it must be approved by a simple majority of the votes cast by Shareholders who vote in person or by proxy at the Meeting.

A copy of the Stock Option Plan (as amended) will be made available to any Shareholder upon request. The persons named in the enclosed proxy form, if named as proxy, intend to vote in favour of the above resolution unless a Shareholder has specified in its proxy that the Shareholder's shares are to be voted against such resolution.

**PERFORMANCE**

The following graph compares the change in cumulative total return, over the periods indicated, of a $100 investment in the Corporation's Common Shares with the cumulative total return of The onto Stock Exchange ("**TSE**") 300 Stock Index and the TSE Real Estate Sub-Index, assuming the reinvestment of


$4,500
$4,000
$3,500
$3,000
$2,500
$2,000
$1,500
$1,000
$500
$0
31-May-95
31-May-96
31-May-97
31-May-98
31-May-99
31-May-00
31-Dec-00
31-Dec-01
Boardwalk Equities Inc.
T.S.E. 300 Index
T.S.E. Real Estate Index

dividends, where applicable, for the comparable period.

| | May 31, 1995 | May 31, 1996 | May 31, 1997 | May 31, 1998 | May 31, 1999 | May 31, 2000 | December 31, 2000 | December 31, 2001 |
|---|---|---|---|---|---|---|---|---|
| Boardwalk Equities Inc. | $100 | $350.47 | $922.90 | $4,112.15 | $2,990.65 | $2,345.79 | $2,149.53 | $2,164.49 |
| T.S.E. 300 Index | $100 | $120.60 | $149.62 | $180.74 | $165.65 | $227.10 | $200.82 | $172.83 |
| T.S.E. Real Estate Index | $100 | $96.44 | $138.62 | $159.20 | $138.70 | $129.95 | $142.60 | $160.61 |

Note: Boardwalk share prices are adjusted to reflect a stock dividend of one common share for each common share held paid effective December 1, 1997.

## REPORT ON EXECUTIVE COMPENSATION

The Board of Directors of the Corporation has established a Compensation Committee. For most of Fiscal 2001 the Compensation Committee was composed of Mr. David V. Richards and Mr. Paul J. Hill, however on December 10, 2001 the Board of Directors made substantial changes to the Compensation of the various board committees (see discussion under "Corporate Governance"). As a result of the changes effective December 10, 2001 the Compensation Committee is composed of Messrs. Young, Richards and Kapitza. One of the primary mandates of this committee is to review and make recommendation to the Board of Directors with respect to executive compensation. The full Compensation Committee met once in the fiscal year ended December 31, 2001 and reviewed the Corporation's policies regarding executive compensation. Individual committee members also reviewed with management the Corporation's approach to executive compensation which has, since incorporation, been based on providing incentives through participation in the Corporation's stock option plan rather than through salaries or cash bonuses. The Corporation has recently revised in detail the executive compensation strategy for its senior executives. In undertaking these revisions the Corporation retained an outside consultant to assist in designing the compensation plan and identifying appropriate levels of compensation. Under the old plan senior executives were, for the most part, rewarded exclusively through the issuance of stock options. After a continued review of this strategy combined with the companies overall stock performance over the past two years, an alternative plan has been put forward which focuses on a more balanced strategy. The revised plan took effect January 1, 2002.

The Key factors considered in the development of this balanced plan focused around the following goals:

- Award officers for long term strategic management and enhancement of shareholder value by providing opportunities for those individuals to have an appropriate ownership interest in the Corporation through the continued use of the Corporation's Stock Option Plan;
- Attract and retain superior executives by providing total compensation packages that are competitive in the market place;
- Ensure a program is in place to recognize superior individual performance through the bonus plan; and

- Ensure that each officer's compensation reflects the level of knowledge, expertise, responsibility and effort of such officer, in light of market conditions and overall company performance.

Components of Compensation

Boardwalk's executive compensation program has the following three main components:

- Base salary;
- The Bonus Plan; and
- The Stock Option Plan.

All the components of this program form part of the executive's total compensation package, together with health care benefits. Base salaries reflect an officer's overall level of responsibility and a review of overall market salary levels. Base salaries account for an estimated 30% of target compensation for senior executives. The companies bonus compensation, which is estimated to account for an additional 20% of overall compensation is based on certain internally set financial benchmarks as well as individual performance reviews. The Stock Option Plan is the primary long-term incentive plan of the Corporation and has been designed to align the interests of the Corporation's executive officers with those of the Corporation's shareholders. Options to acquire 727,563 Common shares were granted in January 2002 in conjunction with the new plan.

At the request of Mr. Sam Kolias, the Chief Executive Officer of the Corporation, and Mr. Van Kolias, a director of the Corporation, the total compensation paid for each of them will be based on the same model with the exception that both individuals have elected to forgo the bonus and employee stock option components of the plan and will be compensated solely by the predetermined base salary.

Employment And Termination Arrangements

Each of the Corporation's senior executives is a party to an employment agreement with the Corporation which sets out the terms of their employment as well as the terms on which such employment can be terminated by either party. In the event the Corporation terminated the said employment without cause, the individual is entitled to receive payments equivalent to 2.5 times the reported base salary as well as a reasonable amount of time to select a course of action with respect to all outstanding stock options granted under the existing Stock Option Plan.

The Compensation Committee will continue to review with management the approach to executive compensation and, if it becomes appropriate, will consider alternative or supplemental compensation arrangements.

Compensation of Directors

Outside directors were paid for attendance at board and committee meetings for the fiscal year ended December 31, 2001. Compensation was based solely on the attendance with respect to the respective committees. Each outside director was compensated $2,000.00 for each Board of Directors meeting and an additional $1,000.00 with respect to sub-committee meetings. In addition, each outside Director at appointment is entitled to an option grant of 20,000 options, as well as a grant of 20,000 options annually. These options granted vest equally over three years, commencing one year from the grant date, and have a ten year life. During fiscal 2001, there was only one stock option grant to directors. Mr Ernie Kapitza was issued 20,000 on this appointment to the Board. Subsequent to the year end a total of 152,051 stock options were issued to Mr. Kevin Screpnechuk, as partial compensation for his role as an executive of the Corporation. In addition, a total of 120,000 options were granted to outside Directors for their annual compensation and a grant of 20,000 stock options to Mr. Jon E. Love on appointment to the Board.

On behalf of the Compensation Committee:

(signed) "David V. Richards" (signed) "Paul J. Hill"

## EXECUTIVE COMPENSATION

### Summary of Executive Compensation

The following table provides a summary of compensation earned for the fiscal last three years by the President and Chief Executive Officer of the Corporation (the "**Named Executive Officer**"). No other executive or director of the Corporation received compensation, including salary and bonus in any year exceeding $100,000.

| | Annual Compensation | | | | Long-Term Compensation | | | |
|---|---|---|---|---|---|---|---|---|
| | | | | | Awards | | Payouts | |
| Name and Principal Position | Year | Salary | Bonus | Other Annual Compensation(1) | Securities Under Options/ SARs Granted | Restricted Shares or Restricted Share Units | LTIP Payouts | All Other Compensation |
| | | ($) | ($) | ($) | (#) | ($) | ($) | ($) |
| Sam Kolias | 2001 | nil | - | - | - | - | - | - |
| President and Chief | 2000(2) | nil | - | - | - | - | - | - |
| Executive Officer | 2000(3) | nil | - | - | - | - | - | - |
| | 1999 | nil | - | - | - | - | - | - |
| | 1998 | nil | - | - | - | - | - | - |
| George J. Reti | 2001 | 290,000 | - | - | 90,000 | - | - | - |
| Executive Vice | 2000(2) | nil | - | - | - | - | - | - |
| President | 2000(3) | nil | - | - | 100,000 | - | - | - |
| | 1999 | nil | - | - | 100,000 | - | - | - |
| | 2001 | 160,475 | - | - | - | - | - | - |
| Michael Guyette Vice President | 2000(2) | (5) | - | - | - | - | - | - |
| | 2001 | 162,000 | - | - | - | - | - | - |
| Allan Ring(4) Vice President | 2000(2) | (6) | - | - | - | - | - | - |

Notes:

*(1) Perquisites and other personal benefits do not exceed the lesser of $50,000 or 10% of the total of the annual salary and bonus for the named executive officers.*
*(2) Seven months ended December 31, 2000.*
*(3) Twelve months ended May 31, 2000.*
*(4) This employee is no longer employed with Boardwalk Equities Inc.*
*(5) Received consulting fees of $59,999.*
*(6) Received consulting fees of $75,150.*

### Stock Options

During 1993, the Corporation established, and the shareholders approved, a Stock Option Plan whereby Common Shares will be available for purchase by the directors, officers and employees of the Corporation. The Stock Option Plan was subsequently amended in 1996 to comply with the requirements of The Toronto Stock Exchange and the number of Common Shares reserved for issuance pursuant to the Stock Option Plan was adjusted to reflect a stock dividend paid effective December 1, 1997. The Stock Option Plan was further amended in 1999 to increase the maximum number of Common Shares which may be issued thereunder and to increase the maximum term of options from five years to ten years. There were no grants of stock options made to the named executive officer during the fiscal year ended December 31, 2001. The Corporation has no plan for any of its employees involving stock appreciation rights.

## AGGREGATED OPTION EXERCISES DURING THE MOST RECENTLY COMPLETED FISCAL YEAR AND FINANCIAL YEAR-END OPTION VALUES

| Name | Securities Acquired on Exercise | Aggregate Value Realized | Unexercised Options at December 31, 2000 Exercisable/ Unexercisable | Value of Unexercised In-The-Money Options at December 31, 2000 Exercisable/ Unexercisable |
|---|---|---|---|---|
| | (#) | ($) | (#) | $ |
| Sam Kolias | 0 | 0 | 0/0 | 0/0 |

### Retirement Plans

The Corporation has no retirement plan, pension plans or other forms of funded or unfunded retirement compensation for its employees.

### Indebtedness of Directors and Executive Officers

At no time during the most recently completed financial year was there any indebtedness of any director, executive officer or senior officer, or any associate of any such director or executive officer to the Corporation or to any other entity which is, or at any time since the beginning of the most recently completed financial year been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation.

## OTHER MATTERS COMING BEFORE THE MEETING

Management knows of no other matters to come before the Meeting other than those referred to in the Notice of Meeting. Should any other matters properly come before the Meeting, the Common Shares represented by proxy solicited hereby will be voted on such matters in accordance with the best judgment of the person voting such proxy.

## CORPORATE GOVERNANCE

During the year ending December 31, 2001 the Board of Directors established a Corporate Governance Committee which undertook a comprehensive review of existing Board policies and current pronouncements on recommended "best practices" for Corporate Governance. The Corporation recognizes that proper Corporate Governance is a significant concern for investors and other stakeholders and accordingly the Board of Directors has made a number of changes in an effort to improve the overall Corporate Governance of the Corporation.

In an effort to adopt "best practices" the Board of Directors appointed Mr. Paul Hill, an independent director, as Chairman of the Board. The Corporation has also increased the number of independent directors so that the majority of the Board is now composed of directors who are independent of management of the Corporation. Various committees of the Board of Directors have also been reorganized so that the Board of Directors currently has the following committees:

a. Governance Committee which is responsible for recommending ongoing improvements to the Corporation's corporate governance practices as well as assessing proposed nominations to the Board of Directors;

b. Compensation Committee which is responsible for reviewing executive compensation and other human resource issues;

c. Audit Committee which is responsible for review the Corporation's Financial Statements and meeting with the Corporation's auditors to discuss presentation of the Corporation's Financial results. The Audit Committee is also responsible for considering areas of risk management such as hedging gas supply contracts and long term electricity supply agreements.

In accordance with The Toronto Stock Exchange's guidelines for effective corporate governance as presented in the Dey Committee Report and at the direction of the Corporation's Board of Directors the following analysis outlines Boardwalk's system of corporate governance. This analysis uses definitions contained in the Dey Committee Report and is numbered in response to the specific TSE corporate governance guidelines adopted as a result of such report.

1. The Board has acknowledged its responsibility for stewardship of the Corporation.

a. The Board participates in the review of and provides guidance to the Corporation's senior executives on development of the Corporation's strategic plans and strategies. This review is done at scheduled meetings each quarter as well as in response to specific corporate opportunities.

b. The Board has identified the Corporation's principal business risks and has developed a number of key strategies to cushion the Corporation from these risks and to help senior executives to monitor these risks.

c. The Corporation currently has no formal system of succession planning nor has such a system been developed. A Compensation committee made up of outside Board members periodically reviews the performance of the Chief Executive Officer and other senior executives based on the performance of the Corporation.

d. The Board has discussed and considered how Boardwalk communicates with its stockholders and the public. The Board reviews and approves all of the Corporation's significant communications.

e. The Board, directly and through its Audit Committee, assesses the integrity of the Corporation's internal controls and management information systems.

2. The Board comprises eight members, five of whom are unrelated directors and three of whom are members of senior management. It is proposed at the Annual and Special Meeting of the Corporation to increase the board size to nine members. Six of whom will be independent. Boardwalk Properties Company Limited ("**BPCL**"), a private corporation owned by Sam Kolias

and Van Kolias, is a significant shareholder of the Corporation. The unrelated directors do not have an interest in BPCL.

3. The Board is made up of:

| | | | |
|---|---|---|---|
| Sam Kolias | President, Chief Executive Officer | Paul J. Hill | Independent Director |
| Van Kolias | Senior Vice-President, Quality Control, Assistant Corporate Secretary | Ernest Kapitza | Independent Director |
| Kevin Screpnechuk | Senior Vice-President, Rental Operations | David V. Richards | Independent Director |
| | | Michael D. Young | Independent Director |
| | | Jon Love | Independent Director |

4. The Board has set up a Governance Committee of the Board consisting of Mr. Ernest Kapitza and Mr. Michael Young. Among the responsibilities of the Governance Committee is to review and develop criteria for adding new directors to the Board of the Corporation.

5. The Governance Committee annually circulates questionnaires to each member of the Board which allows them to assess Board effectiveness, Committee effectiveness and their own contribution to the Board of Directors.

6. Each new member of the Board of Directors is asked to review Board and Committee minutes for the prior 12 months together with the Corporation's press releases, Annual Report and Annual Information Form. New Board members also meet with senior management for an orientation session which includes a site tour, a review of head office operations and discussions with senior management regarding the Corporation.

7. The Board feels that the current number of Board members has been adequate to provide the appropriate level of skill and advice to guide the Corporation. As the Corporation grows and matures the addition of new directors will be considered.

8. The Board, through it's Compensation Committee, periodically reviews the adequacy and form of the compensation of Directors.

9. The Board of Directors currently has three committees; the Governance Committee, The Compensation Committee and the Audit Committee. Each of the Committees is composed entirely of independent directors. In addition Mr. Paul Hill, an independent director serves as Chairman of the Board.

10. The Governance Committee is composed of two independent directors and is responsible for recommending and implementing improvements to the Corporation's corporate governance as well as assessing and proposing nominees to the Board of Directors.

11. To date the Corporation has not developed position descriptions for the Board or the CEO. The Board currently sets the Corporation's annual objectives which become the objectives against which the CEO's performance are measured.

12. With the Board consisting of both related and unrelated directors the Board has not been able to function completely independently of executive management. However, in matters that require independence of the Board from management, only the unrelated Board members take part in the decision making responsibilities and evaluations.

13. The Audit Committee is composed of three unrelated directors. The roles and responsibilities of the Audit Committee have been defined and include responsibility for management reporting and internal controls. The Audit Committee has direct communication channels with the external auditors of the Corporation.

14. The Corporation permits outside directors to engage advisors at the Corporation's expense provided approval for such advisors is obtained from the full Board or from the Chairman of the Board.

DATE: March 25, 2002

## CERTIFICATE

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

| | | | |
|---|---|---|---|
| (signed) | "Sam Kolias"<br>President and Chief Executive Officer | (signed) | "Roberto A. Geremia"<br>Senior Vice President, Finance and Chief Financial Officer |

## SCHEDULE "A"

## ORDINARY RESOLUTION OF SHAREHOLDERS APPROVING, RATIFYING AND CONFIRMING THE SHAREHOLDER RIGHTS PLAN

**BE IT RESOLVED THAT:**

1. The Shareholder Rights Plan, the terms and conditions of which are set out in the Shareholder Rights Plan Agreement dated December 24, 2001, as amended and restated on March 20, 2002, between Boardwalk Equities Inc. (the '**Corporation**") and Computershare Trust Company of Canada (the '**Rights Agreement**"), and the distribution and continued existence of the rights distributed pursuant to the Rights Agreement, be and the same is hereby ratified, confirmed and approved;

2. Any director or officer of the Corporation is hereby authorized for, on behalf of, and in the name of the Corporation and as a corporate act of the Corporation to sign and deliver, under corporate seal or otherwise, all such instruments, certificates, documents, directions, notices, acknowledgments and receipts and including, without limitation, execution of the Rights Agreement, to perform and to do all other acts and things as the director or officer in his discretion considers to be necessary or advisable to give effect to these resolutions, such execution being evidence of this approval and the approval of the director or officer; and

3. Notwithstanding that these resolutions have been duly passed by the holders of the outstanding common shares of the Corporation, the directors of the Corporation are hereby authorized and empowered, if they decide not to proceed with any of the actions contemplated in the foregoing resolutions, to revoke these resolutions at any time prior to the proposed effective date for such action without further notice to, or approval of, the holders of the common shares.

## SCHEDULE "B"

## ORDINARY RESOLUTION OF SHAREHOLDERS APPROVING, RATIFYING AND CONFIRMING AMENDMENTS TO STOCK OPTION PLAN AND GRANT OF STOCK OPTIONS

"BE IT RESOLVED, as an ordinary resolution of the holders of the Common Shares of Boardwalk Equities Inc. (the "**Corporation**"), that:

1. an amendment to the Stock Option Plan (the "**Plan**")of the Corporation to increase the maximum number of options to purchase common shares of the Corporation ("**Options**") which may be issued thereunder by 500,000 Options be and the same is hereby approved and authorized.

2. the grant of an aggregate of 1,007,795 Options to employees, officers and directors of the Corporation in the fiscal year ended December 31, 2001 is hereby approved and ratified.

3. the Plan be amended by adding the following provisions, and that all future Option Agreements entered into by the Corporation as grantor of Options include the following terms:

"3.04 <u>AMALGAMATION OR MERGER</u>

In the event of:

a. the sale by the Corporation of all the assets of the Corporation or substantially all the assets of the Corporation to a person, corporation, partnership or other entity at arm's length to the Corporation, as that term is defined in the *Income Tax Act* (Canada); or

b. the acquisition, directly or indirectly, (otherwise than pursuant to a formal bid referred to in Section 3.05 below) by any person (whether from the Corporation or from any other person) of securities of the Corporation entitled to vote in respect of the election of directors of the Corporation in all circumstances or in specified circumstances that have occurred and are continuing or will with a lapse of time or notice or both occur (collectively referred to as "**Voting Shares**") or other securities of the Corporation having rights of purchase, conversion or exchange into Voting Shares which acquired securities, together with securities of the Corporation held, directly or indirectly, by such person and persons acting jointly or in concert with such person, will have votes attaching thereto exceeding 50% of the number of votes attaching to the issued and outstanding Voting Shares (assuming, for either test, the purchase, conversion or exchange of such other securities, whether then purchasable, convertible or exchangeable or not, into the highest number of Voting Shares such person or persons would be entitled to); or

c. the amalgamation, arrangement, merger or other consolidation of the Corporation with or into any one or more other corporations (other than where each of such other corporations is a wholly-owned subsidiary of the Corporation):

i. where the number of Voting Shares or other securities of the successor or continuing corporation having rights of purchase, conversion or exchange into Voting Shares of the successor or continuing corporation (assuming the purchase, conversion or exchange of such other securities whether then purchasable, convertible or exchangeable or not into the highest number of Voting Shares of the successor or continuing corporation such persons would be entitled to) held directly or indirectly by a person or combination of persons acting jointly or in concert exceeds 50% of the issued and outstanding Voting Shares of the successor or continuing corporation (assuming the purchase, conversion or exchange of such other securities whether then purchasable, convertible or exchangeable or not into the highest number of Voting Shares of the successor or continuing corporation such persons would be entitled to); or

ii. pursuant to which the Chief Executive Officer of the Corporation immediately prior thereto is not immediately thereafter the Chief Executive Officer of the successor or continuing corporation; or

iii. which, in the opinion of the Board of Directors, should be subject to this Section 3.04 in order to fairly protect the rights of an Optionee;

then an Option may be exercised, notwithstanding any provision in the Plan or any agreement relating to such Option governing vesting of such Option, as to all or any of the Common Shares in respect of which the Option has not been exercised on or before the earlier of the expiration time of the Option Period (the "**Expiration Time**") and 4:00 p.m. (Calgary time) on that date which is 90 days after the date of notice to the Optionee of such event. After such date the provisions of the Option shall reapply with respect to the balance of the Common Shares in respect of which this Option has not been exercised provided that, for the purposes of any provision in this Plan or any agreement relating to such Option governing vesting of such Option, any Common Shares purchased pursuant to this subsection shall be deemed to have been the Common Shares in respect of which the Optionee could have exercised the Option earliest.

3.05 TAKE-OVER BID

In the event of a bona fide formal bid (within the meaning of the *Securities Act* (Alberta)) being made to acquire outstanding Voting Shares or other securities of the Corporation having rights of purchase, conversion or exchange into Voting Shares which together with securities of the Corporation held directly or indirectly by the offeror, together with persons acting jointly or in concert with the offeror, will have votes attaching thereto exceeding 20% of the votes attaching to the issued and outstanding Voting Shares, (assuming, for either test, the purchase, conversion or exchange of such other securities, whether then purchasable, convertible or exchangeable or not, into the highest number of Voting Shares such offeror and other persons, if any, would be entitled to), then the Corporation shall give notice of such bid to all Optionees immediately upon becoming aware of such bid and in any event at least 14 days before the expiration of such bid. Subject to the condition subsequent set forth below, Optionees shall have the right, whether or not such notice is given to them by the Corporation, to exercise their Options, notwithstanding any provision in this Plan or any agreement relating to such Options governing vesting of such Options, as to all or any of the Common Shares in respect of which the Options have not been exercised on or before the earlier of the Expiration Time and the expiration of the bid; provided, however, that such exercise shall only be for the purpose of tendering such shares pursuant to such bid. The foregoing right is subject to the condition that if for any reason such shares are not so tendered or, if tendered, are not for any reason taken up and paid for by the offeror pursuant to the bid, the Options respecting any such shares shall be deemed not to have been exercised, any such shares shall be added back to the number of Common Shares, if any, remaining unexercised hereunder and upon presentation to the Corporation of share certificates representing such shares properly endorsed for transfer back to the Corporation, such share certificates shall be deemed not to have been issued and the Corporation shall refund to the Optionees all consideration paid by them. After the earlier of the Expiration Time and the expiration of the bid, the provisions of the Options shall reapply with respect to the balance of the Common Shares in respect of which Options have not been exercised; provided that, for the purposes of any provision in this Plan or any agreement governing the vesting of Options, any Common Shares purchased pursuant to this subsection shall be deemed to have been the Common Shares in respect of which an Optionee could have exercised their Options earliest."

4. any director or officer of the Corporation be and he is hereby authorized and directed to do all such acts and things and to execute, whether under the corporate seal of the Corporation or otherwise, and deliver, for, and on behalf of and in the name of the Corporation, all such documents, instruments and agreements as such officer or director may, in his sole and absolute discretion, determine to be necessary or desirable to carry out the foregoing provisions of this resolution, the doing of all such acts and things and the execution and delivery of all such documents, instruments and agreements being conclusive evidence of such determination and of the approval of the Board of Directors of the Corporation,

**BOARDWALK EQUITIES INC.**

**PROXY**

Solicited by management to be used at the Annual Meeting of the Shareholders to be held on April 30, 2002.

The undersigned shareholder of Boardwalk Equities Inc. (the "**Corporation**"), hereby appoints Sam Kolias, President and a director of the Corporation, or, failing him, Roberto Geremia, Senior Vice President Finance and Chief Financial Officer of the Corporation, or instead of either of the foregoing, ________________________________________ as proxy, with the power of substitution, to attend, act and vote all shares in the capital of the Corporation registered in the name of the undersigned for and on behalf of the undersigned at the Annual Meeting (the "**Meeting**") to be held at the Calgary Petroleum Club, 319 – 5th Avenue S.W., Calgary, Alberta, on April 30, 2002, at 3:00 p.m. (Calgary time) and at any adjournment or adjournments thereof, and at any poll or polls which may take place in consequence thereof, with the same powers that the undersigned would have if the undersigned were present at the Meeting or any adjournments thereof, and without limiting the foregoing, the said proxy is hereby instructed to vote at the said Meeting as specified below:

1. ☐ FOR or ☐ WITHHOLD FROM VOTING, or if no choice is specified FOR the election of the nominees specified in the Management Information Circular as directors for the ensuing year.

2. ☐ FOR or ☐ WITHHOLD FROM VOTING, or if no choice is specified FOR the appointment of Deloitte & Touche as the auditors of the Corporation for the ensuing year at a remuneration to be fixed by the directors.

3. ☐ FOR or ☐ AGAINST, or if no choice is specified, FOR the adoption of the Shareholder Rights Plan by the Corporation pursuant to the Shareholder Rights Agreement among the Corporation and Computershare Trust Company of Canada, as Rights Agent, dated December 24, 2001, as amended on March 20, 2002.

4. ☐ FOR or ☐ AGAINST, or if no choice is specified, FOR the proposed amendments to the Corporation's Stock Option Plan and the ratification of certain stock options grants as discussed in the Management Information Circular dated March 25, 2002.

5. On any other business which may properly come before the Meeting, or any adjournment(s) thereof, the proxy is authorized to act or vote as he or she in his or her discretion may determine.

**The shares represented by this Proxy will be voted in accordance with any instructions on any ballot that may be called for. Unless a contrary instruction is indicated, this Proxy will be voted at the Meeting in favour of the matters referred to above.**

If any amendment or variation to the matters identified in the Notice of Meeting which accompanies this Proxy is proposed at the Meeting or any adjournment thereof, or if any other matters properly come before such meeting or any adjournment thereof, this Proxy confers discretionary authority to vote on any such amendment or variation or such other matters according to the best judgment of the person voting the Proxy.

The undersigned hereby revokes any proxy previously given for the Meeting referred to herein.

DATED this day of , 2002.

| | |
|---|---|
| Address (Please Print) | Signature of Shareholder |
| | Name (Please Print) |
| | Number of Common Shares |

Notes:

a. This form of proxy must be dated and signed by the shareholder or his attorney in writing or, if the shareholder is a body corporate this form of proxy must be executed under its corporate seal by a director, officer or attorney thereof duly authorized. If this form of proxy is not dated in the above space, it is deemed to bear the date on which it was mailed by the Corporation.

b. **A Shareholder has the right to appoint a person, who need not be a shareholder of the Corporation, as his nominee to attend and act for him and on his behalf at the Meeting. To exercise such right, the shareholder should insert the name of his nominee in the blank space provided for that purpose or complete another form of proxy.**

SHAREHOLDERS WHO ARE UNABLE TO ATTEND THE MEETING ARE REQUESTED TO COMPLETE THIS FORM OF PROXY AND RETURN IT TO THE CORPORATION' S TRANSFER AGENT IN THE ENVELOPE PROVIDED FOR THIS PURPOSE.

CHANGES IN CAPITAL STRUCTURE OF LISTED COMPANIES
Employee Stock Options and Stock Purchase Plans,
Options for Services and Related Matters

**TSE**
Toronto Stock Exchange

| | |
|---|---|
| Company Name: | Boardwalk Equities Inc. |
| Stock Symbol: | BEI |
| For Month Ending: | March 31, 2002 |
| Date Prepared: | April 24, 2002 |
| Company Contact: | Stuart M. Olley |

## Outstanding Stock Options Summary

| | | | | |
|---|---|---|---|---|
| **Stock Options Outstanding – Opening Balance** | | | | 4,347,153 |
| Options Granted: (Add) | | | | |
| **Date of Grant** | **Name** | **Expiry Date** | **Price** | **Number** |
| As per attached | As per attached | As per attached | | 140,000 |
| | | | | |
| **Subtotal** | | | | |
| Options Exercised: (Subtract) | | | | |
| **Date** | **Name** | **Date of Grant** | **Price** | **Number** |
| As per attached | As per attached | As per attached | As per attached | 93,900 |
| **Subtotal** | | | | |
| Options Cancelled: (Subtract) | | | | |
| **Date** | **Name** | **Date of Grant** | **Price** | **Number** |
| | | | | |
| **Subtotal** | | | | |
| **Closing Stock Option Plan Balance** | | | | 4,393,253 |

## Shares Reserved for Share Compensation Arrangements

| | | |
|---|---|---|
| Opening Reserve Balance | | |
| Additional Listing Under Plan (Add) | | |
| Stock Options Exercised (Subtract) | | |
| **Closing Reserve Balance** | | |

## Issued and Outstanding Share Capital Summary

| **Reason for Increase or Reduction** | | |
|---|---|---|
| Issued and Outstanding – Opening Balance | | 49,461,881 |
| Stock Options Exercised | | 93,900 |
| Share Purchase Plan | | |
| Warrants - No Warrants held in Calgary | | |
| Private Placement | | |
| Issuer Bid Cancellation | | 138,500 |
| Closing Issued Capital Balance | | 49,147,281 |

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